Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

July 6, 2011

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News America Incorporated

News Corporation

Registration Statement on Form S-4

Filed May 5, 2011

and Documents Incorporated by Reference

File Nos. 333-173935; 333-173935-01

Dear Mr. Dobbie:

On behalf of News America Incorporated (the “Company”) and its parent, News Corporation (“News Corp”), set forth below are responses of the Company and News Corp to the Staff’s letter of comment, dated June 29, 2011, relating to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on May 5, 2011 (File Nos. 333-173935; 333-173935-01) and the documents incorporated therein by reference. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

Registration Statement on Form S-4

General

1. We note your response to our prior comment one. Please revise to represent that, with respect to any broker-dealer that participates in the exchange offer with respect to the outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or an affiliate of yours to distribute the exchange securities.

In response to the Staff’s comment, we have amended the supplemental letter to include this representation and filed the amended supplemental letter concurrently with the submission of this letter.

Form 8-K filed November 3, 2010

Note 3 – Acquisitions, Disposals and Other Transactions, page F-13

Fiscal 2010 Transactions

2. We note your response to our prior comment five. Please expand your disclosure in future filings to describe how the combined loss of $23 million that was recognized in connection with the disposition of the Dow Jones Indexes business and related joint venture transactions was calculated. Your revised disclosure should be presented in a level of detail consistent with the information provided in your response.

We acknowledge the Staff’s comment and confirm that in future filings we will provide the relevant disclosure in a level of detail consistent with the information provided in our response.

* * * * * * * *

Enclosed with this letter is a letter from the Company and News Corp acknowledging their responsibilities with respect to the disclosure. The Company and News Corp note that they will today request the acceleration of the effective date of the Registration Statement.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

July 6, 2011

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News America Incorporated

News Corporation

Registration Statement on Form S-4

Filed May 5, 2011

and Documents Incorporated by Reference

File Nos. 333-173935; 333-173935-01

Dear Mr. Dobbie:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated June 29, 2011 with respect to the above-referenced Registration Statement on Form S-4 filed with the Commission on May 5, 2011 (File Nos. 333-173935; 333-173935-01) and the documents incorporated therein by reference, News America Incorporated (the “Company”) and its parent, News Corporation (“News Corp”), hereby acknowledge that (a) the Company and News Corp are responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company and News Corp may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (212) 852-7724.

Sincerely,

/s/ Janet Nova
Janet Nova
Interim Group General Counsel
News America Incorporated
News Corporation

July 6, 2011

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News America Incorporated

News Corporation

Registration Statement on Form S-4

Filed May 5, 2011

and Documents Incorporated by Reference

File Nos. 333-173935; 333-173935-01

Ladies and Gentlemen:

News America Incorporated (the “Company”) and its parent, News Corporation (“News Corp”) have filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 5, 2011 the above-referenced Registration Statement on Form S-4 (File Nos. 333-173935; 333-173935-01) (the “Registration Statement”) relating to the contemplated offer to exchange (the “Exchange Offer”) up to $1,000,000,000 aggregate principal amount of the Company’s 4.50% Senior Notes due 2021 and up to $1,500,000,000 aggregate principal amount of its 6.15% Senior Notes due 2041 (collectively, the “Exchange Notes”) for like amounts of the Company’s privately placed 4.50% Senior Notes due 2021 and 6.15% Senior Notes due 2041 (collectively, the “Original Notes”). The Company is registering the Exchange Offer in reliance on the position enunciated by the Commission in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The Company hereby represents that:

a)	The Company and News Corp have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

b)

In this regard, the Company and News Corp will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the applicable Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction.

c)	The Company and News Corp acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the applicable Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

d)	The Company and News Corp represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to the Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or News Corp or an affiliate of the Company or News Corp to distribute the Exchange Notes.

e)	The Company and News Corp will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives applicable Exchange Notes in exchange for such Original Notes pursuant to the applicable Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

f)	The Company and News Corp will include in the transmittal letter or similar documentation to be executed by an exchange offeree the following additional provisions:

i.	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the applicable Exchange Notes.

ii.	If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the applicable Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, the Company and News Corp hereby request that acceleration of the effectiveness of the Registration Statement be granted at 4:30 p.m. Eastern Time on July 11, 2011 or as soon thereafter as practicable. In addition, the Company and News Corp acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company and News Corp from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company and News Corp may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

News America Incorporated
News Corporation

/s/ Janet Nova
Janet Nova
Interim Group General Counsel